

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2014

Via E-mail
Michael Brown
Chief Executive Officer
Sierra Madre Mining, Inc.
18444 N 25th Ave. Suite #420–711
Phoenix, Arizona 85023

> **Re: Sierra Madre Mining, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 3, 2014**
> **File No. 333-199780**

Dear Mr. Brown:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us if a member of your management team has visited your property and, if not, disclose this in your filing.

2. Please revise your disclosure to provide dilution information as required by Item 6 of Form S-1 and Item 506 of Regulation S-K. Please ensure to present this information using the same sale assumptions utilized in the Use of Proceeds table on page 15.

Use of Proceeds, page 15

3. Please revise here and elsewhere as appropriate to state there is no assurance you will be able to raise additional funds and clarify, if true, that your officers and directors are under no contractual obligation to make additional investments or otherwise advance funds in support of your business.

4. Please disclose your intention to repay related party loans and make other payments to related parties, if any, with the offering proceeds.

Determination of Offering Price, page 15

5. Please disclose the amount paid by your officer and director for their shares and discuss whether, and if so how, you considered this transaction in determining your offering price.

Business Description, page 16

6. Please disclose the experience and qualifications of AJA Mining which, according to the agreement, will act as project operator under the joint venture agreement.

The Company, page 16

7. Please include a map showing the location of your property as suggested in paragraph (b)(2) of Industry Guide 7.

8. We note your disclosure that the terms of your purchase agreement are included with the JV agreement. Please provide a summary of the terms of your purchase agreement pursuant to paragraph (b)(2) of Industry Guide 7 including a description of all interests in your properties, the terms of all underlying agreements, and the conditions that must be met to retain your claims including the quantification and timing of all payments.

9. We note your reference on page 16 to surface samples that have been taken on your property. Please provide an overview of this work pursuant to paragraph (b)(4) of Industry Guide 7.

The Mineral Claims, page 16

The Copper Blowout Ridge Project, page 18

Property Description and Ownership, page 18

10. Please revise to address the extent to which your claim is subject to a time limit.

11. We note your reference to the State of Nevada bonding program. Please tell us if this program applies to your property in Arizona.

12. Please clarify throughout your filing the activities that will be performed during phase 1 exploration and the required permits to perform these activities. In this regard we note your disclosure on page 18 stating that permits must be obtained from the BLM prior to

drilling or trenching and your disclosures on page 21 referencing drilling activities and initially not needing to submit a plan of operations to the BLM.

Plan of Operation page 23

13. We note your disclosure that all work on the property will be conducted by your JV partners. Please disclose the JV partners that will be performing the work on your property.

Liquidity, page 24

14. Please explain the reference to "wells" in this section.

Executive Compensation, page 27

15. We note that the compensation table includes fiscal year 2014. Please include the grant date fair value of the stock issued to Mr. Brown. See Item 402(n) of Regulation S-K.

16. Please provide the director compensation table required by Item 402(r) of Regulation S-K and include the grant date fair value of the options issued to Mr. Lacome.

Transactions with Related Persons, Promoters and Certain Control Persons, page 27

17. We note the discussion of related party stock issuances in Note 4 of the financial statements for the period ending September 30, 2014. Please revise the discussion here or advise.

18. State the names of the promoter(s) of the company. See Item 404(c) of Regulation S-K.

Note 1. Organization, History and Business, page 6

19. Please revise to disclose your fiscal year end.

Report of Independent Registered Public Accounting Firm, page 11

20. It appears the reference to the balance sheet as of December 31, 204 in the introduction and opinion paragraphs of the audit report is inconsistent with the actual audited balance sheet presented as of December 31, 2013. Please advise your auditor to revise his report to make reference to the appropriate balance sheet covered by the audit report.

Signatures, page 36

21. Please identify the principal accounting officer or controller. See Instructions for Signatures on Form S-1.

Exhibits

22. Exhibit 3.1 is filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please refile this exhibit in the proper format with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Exhibit 5

23. Please explain the reference to Dinoco Oil, Inc. in the first paragraph of the opinion.

Exhibit 10 – Joint Venture and Sale Agreement

24. Paragraph 4 of the joint venture agreement refers to an agreement separate from the joint venture agreement. Please file this agreement as an exhibit or explain why it is not required to be filed under Item 601 of Regulation S-K. In addition, this paragraph indicates that shares issued to AJA Mining and Gold Basin Mining will be registered for resale. Please revise the prospectus to disclose, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, at (202) 551-3335, or Angela Lumley, at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Joseph Lacome, Esq.